McKENZIE BAY INTERNATIONAL, LTD.

SUPPLEMENT TO PROSPECTUS DATED JUNE 23, 2006

Effective July 31, 2006, Gary L. Westerholm retired as one of our employees. The retirement had the effect of, among other things, terminating the Employment Agreement dated December 22, 2005 between Mr. Westerholm and us.

By agreement between Mr. Westerholm and us, the parties have entered into a Deferred Compensation Agreement whereby we agreed to pay to Mr. Westerholm the arrearage owed on his salary of approximately $191,000 in monthly payments over a 39 month period, beginning  August 1, 2006.  The agreement also provides that we will provide health insurance for Mr. Westerholm for a period of 12 months and that Mr. Westerholm will resign as a Director of our subsidiary, WindStor Power Co. (“WPC”)  Mr. Westerholm will remain a Director of our other subsidiary, Lac Doré Mining Co. and will, along with John W. Sawarin, attempt to liquidate its claims relating to the Lac Doré deposit.  We have agreed to negotiate separate compensation agreements with Messrs. Westerholm and Sawarin  in connection with any successful transaction they introduce to us.

Mr. Westerholm intends to become an independent developer and seller of green energy, primarily electrical power produced by wind turbines.  He intends to purchase WindStor® systems from WPC and sell the power generated by such systems to his customers. WindStor Power Co. will offer to sell WindStor® systems to Mr. Westerholm at its standard pricing and will “grandfather” Mr. Westerholm in any area in which Mr. Westerholm has purchased and installed systems and in which WindStor later establishes a distributor. Unless Mr. Westerholm is able to provide maintenance through a provider approved by WindStor Power Co with respect to any system he may sell, Mr. Westerholm will pay an ongoing fee to WPC. to provide maintenance for the systems.  Mr. Westerholm has not agreed to purchase any systems from WPC. and there can be no assurance that he will ever purchase any systems.

On September 11, 2006 William H. Damon III and Anand Gangadharan resigned as members of our Board of Directors.

Doris F. Galvin, former President of WPC has notified us that she considers her employment contract dated June 28, 2005 to have been constructively terminated by WPC effective September 24, 2006. The contract provides that upon such termination, Ms. Galvin shall be entitled to receive her base annual salary for a period of three years and all other rights and benefits she may have under our senior executive benefit, bonus and/or stock option plans and programs which shall be determined in accordance with the terms and conditions of such plans and programs.  Ms. Galvin’s base annual salary was $225,000 and on September 24, 2006 WPC was $162,988.01 in arrears in the payment of Ms. Galvin’s salary. Jonathan C. Hintz is now the Chief Executive Officer of WPC.

On September 29, 2006, Gregory Bakeman and Donald Harms notified on us that they consider their respective employment agreements with us to have been constructively terminated by us. Their contracts provide that upon such termination, each of them shall be entitled to receive their respective base annual salary for a period of three years and all other rights and benefits they may have under our senior executive benefit, bonus and/or stock option plans and programs which shall be determined in accordance with the terms and conditions of such plans and programs. Mr. Bakeman’s and Mr. Harms’ base annual salaries were $200,000 and $175,000, respectively and on September 29, 2006 we were $191,000 and $141,000 in arrears in the payment of their respective salaries.

Concurrently with the notice of constructive termination by Messers. Bakeman and Harms, they resigned as officers and directors of us and our affiliates. Our Board of Directors has appointed John Popp and John Sawarin as our interim Chief Executive Officer and Chief Financial Officer, respectively. The Board of Directors did not determine the amount of compensation they will be entitled to receive.

On September 25, 2006, we abandoned our lease on our former principal executive offices in Farmington Hills, Michigan because we do not have sufficient funds to pay the rent of $9,133.60 per month.  Ultimately, we will owe the landlord the rental for the remainder of the lease term, which is approximately $206,000. The landlord, however, has a legal duty to mitigate its damages by attempting to rent the premises to others.  Accordingly, the exact amount of our liability cannot be determined at this time.

We have also abandoned our lease on our former principal executive offices in Ada, Michigan. Ultimately, we will owe the landlord the rental for the remainder of the lease term. The landlord, however, has a legal duty to mitigate its damages by attempting to rent the premises to others. Accordingly, the exact amount of our liability cannot be determined at this time.

We have relocated our principal executive office to 2000 Austin Street, Midland, MI. 48642 and our telephone number is now (989) 496-3456.

On October 10, 2006, WPC entered into an agreement with Partners Green LLC to sell the WindStor installation to be located at the Ishpeming, Michigan senior citizen apartment building known as “Pioneer Bluff.” The purchase price is $425,000 and WPC will provide an annual credit of $8,000 to Partners Green toward future equipment purchases. The closing of the agreement is contingent upon the completion of the installation and certification of a performance test by a mutually acceptable independent engineer. The test parameters and duration have not yet been agreed to by the parties. There can be no assurance that the parties will be able to agree upon the test parameters and duration.

WPC believes that the installation can be completed in approximately six weeks subsequent to the commencement of work at a cost of approximately $350,000.  The foregoing amount is net of deferrals of past due payments agreed to by certain of WPC’s creditors. WPC, however, does not have sufficient funds to complete the installation and there can be no assurance that it will be able to acquire funds to complete the installation on terms not unfavorable to it, if at all.

WPC has been advised that Partners Green LLC  has a commitment from its partner, Sterling Planet, to pay the agreed upon purchase price. WPC has not verified the existence of or any conditions relating to the commitment.

Gary Westerholm is the President of Partners Green LLC.

On October 11, 2006, we retroactively extended the expiration dates of options to purchase an aggregate of 614,600 shares of our common stock at $1.00 per share to August 15, 2007. The options had expired on August 15, 2006.

On October 11, 2006, we also extended the expiration dates of options to purchase an aggregate of 7,639,000  shares of our common stock at $1.00 per share to August 15, 2010. The prior expiration date was August 15, 2008.

A significant number of the options referred to in the previous two paragraphs are held by our affiliates, including our John Popp and John Sawarin.

On September 30, 2006, Dermond, Inc. became in default in the repayment of loans in the aggregate approximate amount of $221,000 including accrued interest.  The lenders have called the loans for repayment. McKenzie Bay International, Ltd. has guaranteed the repayment of the loans. Neither McKenzie Bay International, Ltd. nor Dermond, Inc. has any significant funds. Dermond, Inc. owns a portion of our intellectual property, the loss of which could, among other things, materially impair or eliminate our ability to engage in our planned business activities, even if we are able to acquire funds to otherwise do so.

On October 20, 2006, we received aggregate proceeds of $200,000 from four investors for the issuance (a) by WPC of 10% one year convertible debentures in that amount; and (b) by  McKenzie Bay International,  Ltd. of five year warrants for the purchase of an aggregate of 400,000 shares of its common stock. The convertible debentures are convertible into an aggregate of 200,000 shares of WPC’s common stock, subject to adjustment in certain events. WPC has 7,200,000 shares of outstanding common stock, all of which are held by McKenzie Bay International,  Ltd. The warrants, which expire in October 2011, are exercisable at $1.00 per share, subject to adjustment in certain events. Three of the four investors consisted of Stephen D. McCormick and affiliates of  Rocco Martino and John Popp.

We have virtually no cash or other liquid assets. Unless we can obtain substantial capital, we will not be able to engage in any business activities, including, but not limited to, the completion of the project for the Ishpeming, Michigan HUD sponsored senior citizen apartment building “Pioneer Bluff.” We have received no commitments from others for any capital and there can be no assurance that we will be able to obtain any capital on terms not unfavorable to us, if at all.

We have filed a report on Form 10-QSB with the SEC for the quarterly period ended June 30, 2006. The facing page and Part I of that report follows as part of this supplement

October 27, 2006